Exhibit 99.3

Proxy Form – Annual Meeting of Shareholders – April 23, 2015

Notes to Proxy Form

1.	As a shareholder, you have the right to appoint a proxyholder (who need not be a shareholder), other than management’s nominees, to attend, vote and act on your behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this Proxy Form, please insert the name of your chosen proxyholder in the space provided on the reverse, or you may use another appropriate form of proxy. If you do not insert a name in the box, management’s nominees, both of whom are directors of CIBC, will be appointed to act as your proxyholder.
2.	If you are an individual shareholder, this proxy must be signed by you or by an attorney duly authorized by you in writing. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under a power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority.
3.	This Proxy Form revokes any proxy previously given for the meeting.
4.	If this Proxy Form is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
5.	The shares represented by a properly executed Proxy Form will be voted for or against or withheld from voting or the proxyholder may vote or abstain, as applicable, in each case as instructed by the shareholder. This Proxy Form confers discretionary authority on the proxyholder to vote as he or she wishes on each matter set forth herein if no choice is specified and on any amendments or other matters that may properly come before the meeting. If neither you nor your proxyholder specifies how the shares are to be voted, your shares will be voted FOR items 1 through 3 and AGAINST items 4 through 6.
6.	If you mark the ABSTAIN box, you are directing your proxyholder to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results.
7.	If you do not sign and return this proxy form or complete an alternative form of submission as described below, your votes will not be counted. For your shares to be voted (or withheld from voting), you must sign and return this Proxy Form or vote your shares via the internet.
8.	This Proxy Form should be read with the accompanying Notice of Meeting and Management Proxy Circular.

METHOD OF VOTING

To Vote by Mail	To Vote by Fax	To vote using the Internet
• Complete, sign and date the reverse hereof • Return this Proxy in the envelope provided	• Complete, sign and date the reverse hereof • Forward it by fax to 1-866-781-3111 for calls in Canada and the U.S. • Forward it by fax to 1-416-368-2502 for calls outside Canada and the U.S.

•   Go to www.cstvotemyproxy.com and follow the instructions. You will need to refer to your control number printed on this proxy form.

•   By email: Complete, sign and date the reverse of this form. Scan and email both sides to proxy@canstockta.com

To ensure your vote is counted, proxies must be received by CST Trust Company, our transfer agent, by 9:30 a.m. Eastern Daylight Time on April 22, 2015, or hand-delivered at the registration table on the day of the meeting, prior to the commencement of the meeting.

This Proxy is solicited by and on behalf of Management of CIBC

Appointment of Proxyholder

I appoint Charles Sirois, Chair of the Board, or failing him, Victor G. Dodig, President and Chief Executive Officer,

(management’s nominees)

OR I appoint (please print name in box)

as my proxyholder, with power of substitution, to attend, vote, withhold from voting or otherwise act on my behalf regarding all matters that properly come before the Annual Meeting of Shareholders to be held on April 23, 2015 and any adjournment(s) of the meeting as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder’s discretion in respect of such amendments or variations and other matters as may properly come before the meeting.

Directors and management recommend shareholders vote FOR items 1, 2 and 3 below:

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
B.S. Belzberg	☐	☐	G.D. Giffin	☐	☐	J.L. Peverett	☐	☐
G.F. Colter	☐	☐	L.S. Hasenfratz	☐	☐	K.B. Stevenson	☐	☐
P.D. Daniel	☐	☐	K.J. Kelly	☐	☐	M. Turcotte	☐	☐
L. Desjardins	☐	☐	N.D. Le Pan	☐	☐	R.W. Tysoe	☐	☐
V.G. Dodig	☐	☐	J.P. Manley	☐	☐	B.L. Zubrow	☐	☐

				For	Withhold
2. Appointment of Ernst & Young LLP as auditors				☐	☐

							For	Against
3. Advisory vote on non-binding resolution on Executive Compensation Approach							☐	☐

Directors and management recommend shareholders vote AGAINST items 4, 5 and 6 below:

Shareholder Proposals (set out in Schedule A of the accompanying Management Proxy Circular)

	For	Against	Abstain
4. Shareholder Proposal 1	☐	☐	☐
5. Shareholder Proposal 2	☐	☐	☐
6. Shareholder Proposal 3	☐	☐	☐

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.	Day / Month / Year

Quarterly Reports Request	Annual Report Waiver	To Consent to Electronic Delivery
☐ Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A. If you do not mark the box, Quarterly reports will not be sent to you in 2015.	☐ Mark this box if you DO NOT WANT to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you.	Go to www.canstockta.com/electronicdelivery, select Canadian Imperial Bank of Commerce, complete the form and hit “submit”.

CIBC’s Quarterly and Annual Financial Statements and MD&A are available at www.cibc.com on the day they are released.

Please see the notes on the reverse side of this Proxy Form.

If you receive more than one proxy, please complete, sign and return each one.